3Q26 Investor Presentation

October 20, 2026

United
Community Banks, Inc.


United
Community

Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2025, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "total revenue – operating", "noninterest expense – operating," "provision for credit losses – operating", "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

United Community Banks, Inc.

Company Overview

$28.9	$24.9	$19.0	13.0%
BILLION IN TOTAL ASSETS	BILLION IN TOTAL DEPOSITS	BILLION IN TOTAL LOANS	CET1 RBC(1)

$0.26	$3.5	202
QUARTERLY COMMON DIVIDEND	BILLION IN AUM	BANKING OFFICES ACROSS THE SOUTHEAST

Premier Southeast Regional Bank – Committed to Service Since 1950

- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 191 branches, 11 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC



CLARKSVILLE
NASHVILLE
TN
KNOXVILLE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
NC
JACKSON
MEMPHIS
CHATTANOOGA
ASHEVILLE
CHARLOTTE
FAYETTEVILLE
WILMINGTON
GREENVILLE
HUNTSVILLE
SC
FLORENCE
MYRTLE BEACH
COLUMBIA
ATHENS
BIRMINGHAM
ATLANTA
AUGUSTA
TUSCALOOSA
AL
GA
MACON
CHARLESTON
HILTON HEAD ISLAND
COLUMBUS
MONTGOMERY
SAVANNAH
ALBANY
DOTHAN
VALDOSTA
MOBILE
PENSACOLA
DESTIN
PANAMA CITY
TALLAHASSEE
JACKSONVILLE
ORLANDO
FL
TAMPA
SARASOTA
NAPLES
FORT LAUDERDALE
MIAMI
United MSAs had population growth **2x** the national average over the past 5 years
United Banking Offices

MOST AWARDED BANK
in the Southeast region for retail banking customer satisfaction
- J.D. Power

BEST BANK AWARDS
for outstanding performance in small business banking in 2026
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2025 for the ninth consecutive year
- American Banker

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 3Q26 regulatory capital ratio is preliminary

Key Strategic Initiatives Executed

Navitas Sale	Organic Growth	Small Bank Acquisitions	Share Repurchases	Portfolio Restructure
7% premium to par; +145 bps CET1 capital	**+41 net new revenue producers added since 3Q25**	**Peach State adds +$0.12 to 2027 EPS[1]**	**Executed $50 million in 3Q26 and $87 million year to date[2]**	**$2.5 billion securities sold and proceeds redeployed[3]**
Simplifies and de-risks the bank	*Deepens talent in the core franchise*	*Adds density to the footprint*	*Returns capital to shareholders*	*Reduces interest rate risk, improves liquidity and earnings profile*

These actions strengthen United's strategic position for the future — with strong and sustainable earnings, high-quality growth, a strong capital base, and ample liquidity

(1) Projected EPS accretion includes impact of $50mm share repurchases executed in 3Q26, effectively converting Peach State to an all-cash transaction
(2) Board approved incremental $100 million share repurchase authorization through year end 2027, bringing current authorization to $113 million
(3) Proceeds of $2.0 billion from Navitas sale and $2.1 billion from securities repositioning redeployed in purchases of $3.1 billion in cash and securities yielding ~4.6% and repayment of $1.0 billion of borrowings with a rate paid of ~3.8%

($1.16) Diluted earnings per share – GAAP

$0.77 Diluted earnings per share – operating[1]

3% Year-over-year improvement

(1.89%) Return on assets – GAAP

1.27% Return on assets – operating[1]

1.69% Cost of deposits

28 bps Year-over-year improvement

27% DDA / total customer deposits

(14.8%) Return on common equity – GAAP

13.9% Return on tangible common equity – operating[1]

$20.80 TBV per share[1]

8% Year-over-year net interest revenue growth

3.68% Net interest margin

10 bps Year-over-year improvement

3Q26 Non-Operating Items:

$62 million Pre-tax gain on sale of Navitas

$366 million Pre-tax loss on securities portfolio repositioning

$6.5 million Merger-related and other charges

3Q26 Highlights

3Q26 GAAP results were impacted by strategic actions taken in the quarter, including Navitas sale and securities portfolio repositioning



Diluted Earnings Per Share
$0.70
$0.75
$0.95
$0.71
$0.77
$(1.16)
3Q25
2Q26
3Q26
GAAP
Operating (1)



Return on Assets
1.29%
1.33%
1.63%
1.22%
1.27%
-1.89%
3Q25
2Q26
3Q26
GAAP
Operating (1)



Book Value Per Share
$29.44
$21.59
$31.27
$23.31
$29.27
$20.80
3Q25
2Q26
3Q26
GAAP
Tangible (1)



Total Revenue – Operating(1)(2)
$277
$278
$271
$279
$292
3.58%
3.62%
3.65%
3.68%
3.68%
3Q25
4Q25
1Q26
2Q26
3Q26
Net Interest Income
Noninterest Income
NIM %

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance.

(2) GAAP total revenue for 3Q25, 4Q25, 1Q26, 2Q26, and 3Q26 was $277 million, $278 million, $277 million, $279 million, and ($12) million, respectively.

Loan Growth

Strong Core Loan Growth


$ in millions
Strategic Actions
+10%
$19,933
$(1,909)
$520
$444
$18,988
2Q26 Loans (1)
Navitas Sale
Peach State
Core Growth
3Q26 Loans

3Q26 Total Loans $19.0 Billion


Residential Mortgage
17%
Home Equity
8%
Commercial Construction
7%
Residential Construction
1%
Other Consumer
1%
CRE
27%
C&I (3)
39%

- Core loan growth[2] of $444 million, or 10% annualized, from 2Q26
  - 3Q26 loan production of >$1 billion, for the second consecutive quarter
- Strong loan growth in targeted segments
  - Core C&I growth[2] was 13% annualized in 3Q26, including:
    - Owner Occupied CRE growth[2] of $129 million, or 12% annualized
    - All Other C&I growth[2] of $97 million, or 14% annualized
  - Core HELOC growth[2] of $67 million, or 19% annualized, in 3Q26
- New revenue producers contributed approximately $170 million of funded loan growth in 3Q26, up from ~$30 million in 2Q26
- September loan yield of 5.83%, down from 3Q26 average of 6.06%, reflecting the absence of Navitas
- 77% loan to core deposit ratio following Navitas sale provides strategic flexibility and opportunity to progressively redeploy liquidity into organic loan growth over time

(1) Includes both loans held for investment and equipment finance loans held for sale
(2) Core loan growth excludes the impacts of the Navitas sale and the Peach State acquisition, both of which closed in 3Q26
(3) C&I includes Commercial & Industrial and Owner Occupied CRE

Outstanding Deposit Franchise

Deposit Mix



$ in millions
$24,021
$23,798
$24,025
$23,724
$24,888
12%
1%
38%
49%
13%
1%
37%
49%
13%
1%
37%
49%
12%
1%
38%
49%
12%
1%
40%
48%
3Q25
4Q25
1Q26
2Q26
3Q26
Consumer
Commercial
Brokered
Public Funds

Non-Interest Bearing Deposits Stable at 27% of Total Customer Deposits[1]



15%
33%
25%
27%
15%
33%
25%
26%
15%
33%
25%
27%
16%
33%
24%
27%
15%
34%
23%
27%
3Q25
4Q25
1Q26
2Q26
3Q26
Non-interest bearing demand
Interest bearing demand
MM & savings
Time

- On an end-of-period basis, customer deposits increased by $1.2 billion from 2Q26, driven by Peach State acquisition and solid core growth
  - Customer deposits ex. Peach State grew $473 million or 8.0% annualized from 2Q26
  - Public funds of $2.9 billion were flat from 2Q26
- Non-interest bearing deposits stable at 27% of total customer deposits
- 3Q26 average total deposit cost was 1.69%, up 3 bps from 2Q26
  - September period end total deposit cost was 1.71%
- 3Q26 average interest bearing deposit cost was 2.31%, up 4 bps from 2Q26
- 15% of deposits are indexed, primarily in ICS[2] product
- Anticipate seasonal inflow of public funds in 4Q26 in the $325-375 million range

(1) Customer deposits, exclusive of brokered deposits
(2) Insured cash sweep product

Investment Securities

Securities Portfolio and Yield



$ in millions
$6,163
$5,988
$5,889
$6,377
$6,641
$3,889
$3,751
$3,678
$4,198
$6,641
3.27%
3.11%
2.97%
2.97%
3.34%
$2,274
$2,237
$2,212
$2,179
3Q25
4Q25
1Q26 (1)
2Q26 (1)
3Q26 (1)
HTM Securities
AFS Securities
Yield

3Q26 Portfolio Composition



ABS 5%
US Govmt Agencies 10%
Other (2) 12%
Agency RMBS 30%
$6.6 billion
Agency CMBS 20%
Treasuries 23%

- $2.2 billion in HTM securities reclassified to AFS designation and $2.5 billion in low-yielding, long-duration securities subsequently sold in 3Q26, resulting in a $366 million pre-tax loss
- Proceeds from securities repositioning and Navitas transaction reinvested into highly liquid, short-duration securities yielding ~4.6%
- Average securities yield of 3.34% for 3Q26, up 37 bps from 2Q26, primarily due to portfolio repositioning
  - End of period securities yield of 4.21%
  - Full quarter benefit of securities repositioning expected to be realized in 4Q26
- Current portfolio duration of 2.0 years, down from 3.2 years in 2Q26
- Projected 2027 quarterly reinvestment cash flow of ~$340 million, up more than 40% from $240 million prior to restructuring
- Floating rate securities comprise ~45% of the portfolio in 3Q26

(1) Trading securities included in AFS securities presentation in 2026
(2) Other includes CLOs (5%), Municipals (3%), Non-Agency RMBS (3%), and Corporates (1%)

Net Interest Revenue / Margin[1]

Net Interest Margin Stable Following Six Consecutive Quarters of Expansion



$ in millions
$233.6
$237.9
$232.8
$240.9
$251.2
3.58%
3.62%
3.65%
3.68%
3.68%
3Q25
4Q25
1Q26
2Q26
3Q26
Net Interest Revenue
Net Interest Margin(1)

Yields & Costs



6.21%
6.05%
5.99%
6.03%
6.06%
3.58%
3.62%
3.65%
3.68%
3.68%
3.27%
3.11%
2.97%
2.97%
3.34%
2.69%
2.39%
2.30%
2.32%
2.38%
3Q25
4Q25
1Q26
2Q26
3Q26
Loan Yield
NIM
Securities Yield
Cost of IBL

- Net interest revenue increased $10.3 million from 2Q26 primarily due to Peach State, core growth, the net effect of the portfolio restructuring, higher interest rates, and day count, partially offset by the impact of the Navitas sale
- Net interest margin of 3.68% was stable from 2Q26, as higher securities yields following the 3Q26 portfolio repositioning largely offset lower loan yields following the Navitas sale
  - Purchased loan accretion totaled $3.8 million and contributed 5 bps to the margin, flat from 2Q26
  - Loan yield of 6.06% was up 3 bps from 2Q26
- Well-positioned for higher-for-longer rate environment
  - Approximately 50% of loans and securities are floating
  - Incremental benefit expected from ongoing back book repricing of fixed rate assets

(1) Net interest margin is calculated on a fully taxable equivalent basis

Noninterest Income - Operating



$ in millions
$43.2
$40.5
$38.6
$38.4
$40.7
$17.6
$15.9
$15.6
$16.2
$17.4
$2.4
$2.1
$1.9
$0.9
$1.0
$4.8
$5.2
$4.6
$4.9
$4.9
$7.1
$6.5
$6.9
$5.9
$5.8
$11.4
$10.7
$9.5
$10.4
$11.6
3Q25
4Q25
1Q26 (1,2)
2Q26 (1)
3Q26 (1,2)
Service Charges
Mortgage
Brokerage / Wealth Mgmt
Loan Sale Gains
Other

Linked Quarter

- GAAP noninterest income decreased $302 million from 2Q26
  - $366 million loss on investment securities portfolio repositioning
  - $62 million gain on sale of Navitas
- Operating noninterest income increased $2.3 million from 2Q26
  - Other fee income includes increased BOLI due to $2.5 million in death benefits in 3Q26, partially offset by a decrease in miscellaneous other fees
  - Service charges increased $1.2 million from 2Q26
  - Loan sale gains of $1.0 million were stable from 2Q26
    - Sold $15.4 million of SBA loans and $6.2 million of Navitas loans

Year-over-Year

- GAAP noninterest income decreased $306 million from 3Q25, primarily driven by the loss associated with investment securities repositioning, partially offset by the Navitas sale gain
- Operating noninterest income decreased $2.5 million from 3Q25
  - Loan sale gains decreased $1.4 million, primarily driven by lower Navitas loan sales
  - Mortgage income decreased by $1.3 million, primarily driven by lower volume

(1) Mortgage income presentation above includes a negative $4.9 million mark on trading securities purchased as an economic hedge to offset volatility in the MSR asset. The mark on the MSR asset in 3Q26 was a positive $5.2 million. In GAAP financial statements, the economic hedge is reflected in Other Income, rather than in Mortgage.
(2) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

Noninterest Expense

Noninterest Expense



$ in millions
$150.9
$147.4
$152.0
$151.4
$157.3
$151.6
$159.9
$159.0
$162.2
$155.7
3Q25
4Q25
1Q26
2Q26
3Q26
GAAP
Operating (1)

Efficiency Ratio



54.3%
53.1%
54.4%
54.2%
56.7%
55.7%
57.0%
56.7%
3Q26 GAAP Efficiency Ratio Not Meaningful2
53.1%
3Q25
4Q25
1Q26
2Q26
3Q26 (2)
GAAP
Operating (1)

Linked Quarter

- GAAP noninterest expense increased $2.3 million compared to the prior quarter
  - GAAP results impacted by the following items:
    - 3Q26: $6.5 million merger-related and other charges
    - 2Q26: $4.5 million expense, largely driven by the Navitas California license settlement
- Operating noninterest expense decreased $3.3 million compared to the prior quarter, primarily driven by the Navitas license settlement expense incurred in the prior quarter
  - 3Q26 included two months, or $6 million, of Navitas operating expense prior to the sale, which closed on September 1
  - 3Q26 included two months, or $2 million, of Peach State operating expense following the August 1 acquisition

Year-over-Year

- GAAP noninterest expense increased $11.4 million year over year
  - +41 net new revenue producers since 3Q25, an 18% expansion
- Operating noninterest expense increased $8.3 million year over year including:
  - Compensation expense, up $5.8 million, driven by strategic hiring, annual merit increases, and group medical expense
- 3Q26 operating efficiency ratio of 53.1%, stable from 3Q25

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance
(2) GAAP efficiency ratio not meaningful in 3Q26 due to the impact of securities portfolio repositioning

Credit Quality

Net Charge-Offs as % of Average Loans


Navitas Sale
0.21% 0.21% 0.18% 0.16% 0.34% 0.22% 0.16% 0.09%
0.08% 0.11% 0.08% 0.05% 0.26% 0.10% 0.09%
4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26
United
United Excl. Navitas

- 3Q26 net charge-offs of $4.0 million, or 0.09% of average loans, $3.9 million improved from 2Q26
- Nonperforming assets were 0.43% of total loans, 9 bps improved from 2Q26
- Past due loans improved $9.8 million during the quarter and were 0.07% of total loans, down 4 bps from 2Q26
- Higher-risk loans, defined as special mention plus substandard accruing, were 3.2%, in line with recent trends
- Construction and CRE ratios as a percentage of total RBC were 54% and 222%, respectively

Nonperforming Assets & Past Due Loans as a % of Total Loans


0.64% 0.51% 0.44% 0.51% 0.48% 0.50% 0.52% 0.43%
0.17% 0.21% 0.14% 0.23% 0.23% 0.14% 0.11% 0.07%
4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26
NPAs (%)
Past Dues (%)

Special Mention & Substandard Accruing Loans as a % of Total Loans


3.2% 3.1% 3.1% 3.1% 3.2% 2.9% 2.5% 3.2%
1.4% 1.2% 1.4% 1.5% 1.8% 1.6% 1.3% 1.7%
1.8% 1.9% 1.8% 1.5% 1.3% 1.3% 1.2% 1.5%
4Q24 1Q25 2Q25 3Q25 4Q25 1Q26 2Q26 3Q26
Substandard Accruing (%)
Special Mention (%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) by Product

$ in thousands	3Q25 Reserve Amount	3Q25 ACL / Loans	2Q26 Reserve Amount	2Q26 ACL / Loans	3Q26 Reserve Amount	3Q26 ACL / Loans
Owner Occupied CRE	$20,659	0.56%	$27,207	0.66%	$33,121	0.76%
Income Producing CRE	46,211	1.02%	37,449	0.75%	40,627	0.78%
Commercial & Industrial	44,481	1.72%	48,724	1.70%	45,894	1.54%
Commercial Construction	13,841	0.80%	12,291	1.08%	15,490	1.14%
Equipment Financing(1)	45,104	2.49%	--	--	--	--
Residential Mortgage	31,273	0.98%	26,898	0.87%	26,818	0.84%
Home Equity	11,356	0.91%	12,573	0.90%	13,371	0.89%
Residential Construction	1,767	0.99%	2,081	1.07%	2,212	1.05%
Consumer	1,099	0.57%	1,482	0.77%	1,610	0.83%
ACL - Funded Loans	**215,791**	**1.13%**	**168,705**	**0.94%**	**179,143**	**0.94%**
ACL - Unfunded Loans	12,485		19,624		21,094	
ACL - Total	**$228,276**	**1.19%**	**$188,329**	**1.04%**	**$200,237**	**1.05%**

- Operating provision of $10.0 million, up $1.3 million from 2Q26, comprised of:
  - $4.0 million net charge-offs
  - $4.6 million funded loan growth
  - $0.8 million Peach State initial unfunded
  - $0.6 million unfunded loan growth
- Allowance coverage of 1.05%, relatively flat from prior quarter

Allowance for Credit Losses (ACL)



$ in millions
$12
$15
$18
$20
$21
1.19%
1.16%
1.15%
1.04%
1.05%
$216
$210
$208
$169
$179
3Q25
4Q25
1Q26
2Q26
3Q26
ACL - Loans
ACL - Unfunded
ACL - Allowance for Credit Losses / Loans %

(1) Substantially all equipment financing loans were transferred to held for sale in 2Q26 as a result of the then-pending sale of Navitas Credit Corp. The remaining $35.9 million of equipment financing loans to be retained were reclassified to the commercial & industrial line as equipment financing no longer represents a significant held-for-investment category as of June 30, 2026.

Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %


91%
80%
82%
82%
85%
77%
3Q25
4Q25
1Q26
2Q26
3Q26
United
KRX Peer Median

- Substantial balance sheet liquidity, with strong regulatory capital and tangible common equity ratios
- Loan to core deposit ratio decreased to 77%, down from 2Q26, driven by completion of Navitas sale, partially offset by Peach State acquisition and strong core loan growth
- Substantially all bank funding comes from core deposit base
  - Transaction proceeds partially deployed in repayment of ~$1 billion in short-term borrowings
- TCE of 9.0%, down from 2Q26 primarily due to the previously announced securities repositioning and the impact of higher rates in 3Q26

Tangible Common Equity / Tangible Assets %


9.7%
9.9%
9.9%
9.9%
9.0%
8.9%
3Q25
4Q25
1Q26
2Q26
3Q26
United
KRX Peer Median

Common Equity Tier 1 RBC %[1]


13.4%
13.4%
13.4%
13.5%
13.0%
12.3%
3Q25
4Q25
1Q26
2Q26
3Q26
United
KRX Peer Median

(1) 3Q26 regulatory capital ratio is preliminary

Capital Ratios

Risk-Based Capital Ratios



14.8%
1.4%
13.4%
3Q25
14.8%
1.3%
13.4%
4Q25
14.6%
1.2%
13.4%
1Q26
14.5%
1.0%
13.5%
2Q26
14.7%
1.8%
0.6%
12.3%
2Q26 KRX Peer Median
14.1%
1.1%
13.0%
3Q26 (1)
CET1
Additional Tier 1
Tier 2

Tangible Book Value Per Share



$23.31
2Q26 TBV
($2.50)
Strategic Actions (2)
$0.77
Operating Earnings
($0.26)
Dividends
($0.55)
Change in AOCI
$0.03
Other
$20.80
3Q26 TBV

Q3 Actions

- Quarterly common dividend of $0.26 per share, up 4% vs. prior year
- Executed $50 million of share repurchases in 3Q26, effectively converting Peach State acquisition to an all-cash transaction
  - Board approved incremental $100 million share repurchase authorization through year end 2027, bringing current outstanding authorization to $113 million

Capital Ratios

- TBV per share decreased in the quarter, primarily due to strategic actions[2] executed in 3Q26 that simplify the balance sheet, reduce risk, and improve future performance
- CET1 of 13.0% remains well above peers but is down from 13.5% in 2Q26 due to the impact of strategic actions[2] and robust loan growth in 3Q26
- Leverage ratio decreased 117 bps to 9.5%, as compared to 2Q26

(1) 3Q26 regulatory capital ratios are preliminary
(2) Strategic actions include the previously disclosed impacts of the Navitas sale, securities portfolio restructuring, Peach State acquisition, and common share repurchases executed in 3Q26

Successful Completion of Strategic Transformation Drives Improved Profitability

- ✓ De-Risk Balance Sheet
- ✓ Enhance Profitability
- ✓ Position for Future Growth

United is well-positioned for future success — with strong and sustainable earnings, high-quality growth, a strong capital base, and ample liquidity

EPS Walkforward



$0.74
($0.07)
$0.06
$0.02
$0.02
$0.77
$0.02-$0.04
$0.01-$0.02
$0.80-$0.83
Mid 3.70%s
4Q26 NIM Outlook
Baseline Operating EPS[1]
Navitas Sale
Portfolio Restructure
Peach State Acquisition
Core Bank Growth
3Q26 Operating EPS
PPNR
Other
4Q26 EPS Guide

(1) 2Q26 Operating EPS ($0.71) has been adjusted for California license settlement item ($0.03)
(2) 4Q26 outlook reflects full-quarter impacts of Peach State acquisition, Navitas sale, and securities portfolio repositioning and assumes a 25 bp rate hike in December 2026

3Q26 INVESTOR PRESENTATION

Exhibits

United Community Banks, Inc.

Cultural Foundations of United Community

Our Story

Founded 76 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values

Team
We play to win together as a team

Truth
We want to see things as they are, not as we want them to be

Trust
We trust in people

Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision

To Be a Legendary Bank

Our Purpose

To Build Communities

Our Accolades


J.D. POWER

Most Awarded Bank in the Southeast Region for Retail Banking Customer Satisfaction

Coalition Greenwich Awards 2025 Best Bank

Best Bank Awards for outstanding small business banking in 2026

AMERICAN BANKER

Best Bank to Work For in 2025 for the 9th consecutive year

Average Deposit Costs

$ in billions; rates annualized	3Q25		4Q25		1Q26		2Q26		3Q26	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.4	N/A	$6.4	N/A	$6.3	N/A	$6.4	N/A	$6.6	N/A
NOW	$5.8	2.39%	$6.1	2.08%	$5.9	1.95%	$5.8	1.96%	$5.7	1.95%
MMDA	$6.9	2.91%	$7.0	2.51%	$6.8	2.42%	$6.8	2.43%	$7.3	2.50%
Savings	$1.1	0.23%	$1.1	0.18%	$1.1	0.18%	$1.1	0.18%	$1.1	0.18%
Time	$3.7	3.43%	$3.7	3.29%	$3.7	3.14%	$3.7	3.06%	$3.7	3.10%
Total Interest-Bearing	**$17.5**	**2.68%**	**$17.8**	**2.39%**	**$17.5**	**2.27%**	**$17.3**	**2.27%**	**$17.8**	**2.31%**
Total Deposits	**$23.9**	**1.97%**	**$24.2**	**1.76%**	**$23.7**	**1.67%**	**$23.8**	**1.66%**	**$24.4**	**1.69%**

Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



$377
$319
$408
$368
$324
$175
$171
$175
$189
$168
2.6%
2.9%
2.3%
2.6%
2.6%
3Q25
4Q25
1Q26
2Q26
3Q26
Mortgage Locks $
Loans Sold $
Gain on Sale %

- Rate locks were $324 million, down $44 million from 2Q26 and down $54 million from 3Q25
- Sold $168 million of loans in 3Q26, down $21 million from 2Q26 and down $7 million from 3Q25
- 73% of locked loans were fixed-rate mortgages, which were either sold in 3Q26 or are contemplated to be sold once closed

Mortgage Funded Volume

$ in millions



$97
$80
$72
$85
$85
$185
$181
$179
$206
$164
3Q25
4Q25
1Q26
2Q26
3Q26
HFS Funded $
HFI Funded $

- At 84% of funded volume, purchases remained the primary driver of mortgage activity

Navitas Selected GAAP Financial Information

$ in millions	FY 2025	1Q26	2Q26	Through 9/1/26
Key Portfolio Data				
Loans & Leases	$1,848	$1,897	$1,945	$1,952
Loans & Leases – Serviced for Others	194	180	167	191
Managed Loans & Leases, Ending Balance	**$2,042**	**$2,077**	**$2,112**	**$2,143**
Income Statement				
Loan Interest Income	$148	$39	$40	31
Non-Interest Income	18	4	4	3
Gross Revenue	**$166**	**$43**	**$44**	**$34**
Provision Expense / (Release)	**$19**	**$3**	**($38)**	**--**
Salaries Expense	18	5	5	3
Other Non-Interest Expense[(1)]	14	4	7	3
Total Non-Interest Expense	**$32**	**$9**	**$12**	**$6**
Reference: Net Charge-Offs	**$21**	**$6**	**$4**	**$3**

(1) Note that 2Q26 Other Non-Interest Expense includes Navitas California license settlement and associated legal fees

Footprint Focused on High-Growth Southeast MSAs

Top 10 MSAs - % of Total Deposits


Rome, GA
2.0%
Myrtle Beach, SC
2.1%
Orlando, FL
2.1%
Knoxville, TN
2.8%
Gainesville, GA
3.4%
Raleigh, NC
3.9%
Nashville, TN
4.7%
Miami, FL
5.9%
Greenville, SC
8.4%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs (1)	UCB's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Jacksonville, FL	0.78%	8.79	9.73
2) Orlando, FL	2.11%	8.32	14.57
3) Raleigh, NC	3.92%	8.28	13.27
4) Charlotte, NC	1.72%	7.18	13.18
5) Tampa, FL	0.09%	6.74	14.76
6) Greenville, SC	8.44%	6.65	14.29
7) Nashville, TN	4.67%	5.72	14.70
8) Miami, FL	5.90%	5.67	17.49
9) Atlanta, GA	22.30%	4.21	11.42
10) Richmond, VA	--	3.99	11.92
11) Washington, DC	--	2.80	8.79
12) Louisville, KY	--	2.61	11.07

United MSA Presence

Fastest Growing Mid-Sized Southeast MSAs (2)	UCB's % of Total Deposits	'26 – '31 Proj. Pop. Growth %	'26 – '31 Proj. HHI. Growth %
1) Winter Haven, FL	--	10.89	16.49
2) Port St. Lucie, FL	0.16%	10.15	16.41
3) Sarasota, FL	0.15%	9.84	13.25
4) Daytona Beach, FL	--	8.49	14.36
5) Fort Myers, FL	--	8.45	13.51
6) Melbourne, FL	0.16%	7.93	13.21
7) Huntsville, AL	1.29%	7.91	8.85
8) Fayetteville, AR	--	7.73	12.74
9) Charleston, SC	1.25%	7.48	13.25
10) Pensacola, FL	--	7.10	14.38
11) Durham, NC	--	5.11	12.79
12) Columbia, SC	0.22%	4.81	11.86
13) Knoxville, TN	2.77%	4.76	13.09
14) Winston-Salem, NC	0.00%	4.17	10.64
15) Chattanooga, TN	0.21%	3.75	10.20

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q25	4Q25	1Q26	2Q26	3Q26
Noninterest Income					
Noninterest income - GAAP	$ 43,219	$ 40,462	$ 43,746	$ 38,380	$ (263,172)
Loss on securities portfolio repositioning	-	-	-	-	366,101
Gain on sale of Navitas	-	-	-	-	(62,230)
Gain on terminated cash flow hedge	-	-	(5,184)	-	-
Noninterest income - operating	$ 43,219	$ 40,462	$ 38,562	$ 38,380	$ 40,699
Total Revenue					
Total revenue - GAAP	$ 276,848	$ 278,388	$ 276,510	$ 279,280	$ (11,966)
Loss on securities portfolio repositioning	-	-	-	-	366,101
Gain on sale of Navitas	-	-	-	-	(62,230)
Gain on terminated cash flow hedge	-	-	(5,184)	-	-
Total revenue - operating	$ 276,848	$ 278,388	$ 271,326	$ 279,280	$ 291,905
Provision for Credit Losses					
Provision for credit losses - GAAP	$ 7,907	$ 13,662	$ 10,853	$ (29,803)	$ 10,013
Release of ACL on equipment finance loans	-	-	-	38,477	-
Provision for credit losses - operating	$ 7,907	$ 13,662	$ 10,853	$ 8,674	$ 10,013
Noninterest Expense					
Noninterest expense - GAAP	$ 150,868	$ 152,048	$ 157,302	$ 159,915	$ 162,241
Payroll transition bonus	-	-	(6,704)	-	-
FDIC special assessment accrual reversal	-	-	1,885	-	-
Merger-related and other charges	(3,468)	(606)	(873)	(895)	(6,509)
Expenses - operating	$ 147,400	$ 151,442	$ 151,610	$ 159,020	$ 155,732
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.70	$ 0.70	$ 0.69	$ 0.95	$ (1.16)
Loss on securities portfolio repositioning	-	-	-	-	2.28
Gain on sale of Navitas	-	-	-	-	(0.39)
Payroll transition bonus	-	-	0.04	-	-
Gain on terminated cash flow hedge	-	-	(0.03)	-	-
FDIC special assessment accrual reversal	-	-	(0.01)	-	-
Release of ACL on equipment finance loans	-	-	-	(0.25)	-
Merger-related and other charges	0.02	0.01	0.01	0.01	0.04
Deemed dividend on preferred stock redemption	0.03	-	-	-	-
Diluted earnings per share - operating	$ 0.75	$ 0.71	$ 0.70	$ 0.71	$ 0.77
Book Value Per Common Share					
Book value per common share - GAAP	$ 29.44	$ 30.17	$ 30.54	$ 31.27	$ 29.27
Effect of goodwill and other intangibles	(7.85)	(7.93)	(7.98)	(7.96)	(8.47)
Tangible book value per common share	$ 21.59	$ 22.24	$ 22.56	$ 23.31	$ 20.80

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q25		4Q25		1Q26		2Q26		3Q26	
Return on Tangible Common Equity										
Return on common equity - GAAP	9.20	%	9.48	%	9.35	%	12.56	%	(14.84)	%
Loss on securities portfolio repositioning	-		-		-		-		29.30	
Gain on sale of Navitas	-		-		-		-		(5.03)	
Payroll transition bonus	-		-		0.58		-		-	
Gain on terminated cash flow hedge	-		-		(0.45)		-		-	
FDIC special assessment accrual reversal	-		-		(0.16)		-		-	
Release of ACL on equipment finance loans	-		-		-		(3.25)		-	
Merger-related and other charges	0.29		0.05		0.07		0.08		0.53	
Deemed dividend on preferred stock redemption	0.34		-		-		-		-	
Return on common equity - operating	9.83		9.53		9.39		9.39		9.95	
Effect of goodwill and intangibles	3.73		3.78		3.66		3.59		3.95	
Return on tangible common equity - operating	13.56	%	13.31	%	13.05	%	12.98	%	13.90	%
Return on Assets										
Return on assets - GAAP	1.29	%	1.21	%	1.22	%	1.63	%	(1.89)	%
Loss on securities portfolio repositioning	-		-		-		-		3.73	
Gain on sale of Navitas	-		-		-		-		(0.64)	
Payroll transition bonus	-		-		0.07		-		-	
Gain on terminated cash flow hedge	-		-		(0.06)		-		-	
FDIC special assessment accrual reversal	-		-		(0.02)		-		-	
Release of ACL on equipment finance loans	-		-		-		(0.42)		-	
Merger-related and other charges	0.04		0.01		0.01		0.01		0.07	
Return on assets - operating	1.33	%	1.22	%	1.22	%	1.22	%	1.27	%
Efficiency Ratio										
Efficiency ratio - GAAP	54.30	%	54.40	%	56.66	%	57.01	%	N.M.	%
Loss on securities portfolio repositioning	-		-		-		-		N.M.	
Gain on sale of Navitas	-		-		-		-		N.M.	
Payroll transition bonus	-		-		(2.41)		-		-	
Gain on terminated cash flow hedge	-		-		1.03		-		-	
FDIC special assessment accrual reversal	-		-		0.68		-		-	
Merger-related and other charges	(1.25)		(0.21)		(0.31)		(0.32)		(2.22)	
Efficiency ratio - operating	53.05	%	54.19	%	55.65	%	56.69	%	53.11	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.78	%	12.99	%	12.97	%	12.89	%	12.14	%
Effect of goodwill and intangibles	(3.07)		(3.07)		(3.05)		(2.95)		(3.19)	
Tangible common equity to tangible assets	9.71	%	9.92	%	9.92	%	9.94	%	8.95	%

Glossary

ACL – Allowance for Credit Losses	LPO – Loan Production Office
AFS – Available For Sale Securities	MH – Manufactured Housing
ALLL – Allowance for Loan Losses	MLO – Mortgage Loan Office
AOCI – Accumulated Other Comprehensive Income (Loss)	MMDA – Money Market Deposit Account
AUM – Assets Under Management	MTM – Marked-to-Market
BPS – Basis Points	MSA – Metropolitan Statistical Area
C&I – Commercial and Industrial	MSR – Mortgage Servicing Rights Asset
C&D – Construction and Development	NCO – Net Charge-Offs
CECL – Current Expected Credit Losses	NIM – Net Interest Margin
CET1 – Common Equity Tier 1 Capital	NOW – Negotiable Order of Withdrawal
CRE – Commercial Real Estate	NPA – Non-Performing Asset
DDA – Demand Deposit Account	OO CRE – Owner Occupied Commercial Real Estate
EOP – End of Period	PCD – Loans Purchased with Credit Deterioration
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FTE – Fully-Taxable Equivalent	RBC – Risk Based Capital
GAAP – Accounting Principles Generally Accepted in the USA	ROA – Return on Assets
HELOC – Home Equity Line of Credit	SBA – United States Small Business Administration
HTM – Held to Maturity Securities	TCE – Tangible Common Equity
IBL – Interest-Bearing Liabilities	USDA – United States Department of Agriculture
KRX – KBW Nasdaq Regional Banking Index	YOY – Year over Year